

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

J. Ryan VanWinkle
Executive Vice President and Chief Financial Officer
Ferrellgas Partners, L.P.
7500 College Boulevard
Suite 1000
Overland Park, Kansas 66210

  Re: Ferrellgas Partners, L.P.
    Ferrellgas Partners Finance Corp.
    Ferrellgas, L.P.
    Ferrellgas Finance Corp.
    Form 10-K for the Fiscal Year Ended July 31, 2014
    Filed September 29, 2014
    Form 8-K filed December 10, 2014
    File Numbers 1-11331, 333-06693-02, 0-50182, and 0-50183

Dear Mr. VanWinkle:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Midstream Operations-Disposal Wells, page 45

1. In future filings, please provide further details about your oil skimming operations, here and elsewhere in your Form 10-K, as applicable, including but not limited to a description of such business. If material, please also discuss separately the results of

J. Ryan VanWinkle
Ferrellgas Partners, L.P.
Ferrellgas Partners Finance Corp.
Ferrellgas, L.P.
Ferrellgas Finance Corp.
February 25, 2015
Page 2

operations of your oil skimming and salt water disposal businesses, including but not limited to the revenue generated by each business.

Signatures, page 90

2. We note that signatures of the Chief Executive Officer and President on the registrants' behalf in the first signature block are not dated. In future filings, please revise to include the date of the signatures of the Chief Executive Officers and Presidents on the registrants' behalf. Please refer to the signature section of Form 10-K.

Ferrellgas Partners, L.P. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

3. We note that you present parent only financial statements at Schedule I which implies that restricted net assets of your consolidated subsidiaries exceed 25 percent of your consolidated net assets as of July 31, 2014. Please tell us your consideration of also providing disclosure pursuant to Rule 4-08(e)(3)(i) and (ii) of Regulation S-X in the notes to your consolidated financial statements.

4. Please disclose your accounting policy for legal costs expected to be incurred in connection with loss contingencies. Refer to ASC 450-20-S99-2. This comment also applies to the notes to Ferrellgas, L.P. and Subsidiaries financial statements.

P. Segment Reporting, page F-28

5. Please disclose propane and related equipment sales segment information on a comparable basis or tell us why such disclosure is not required. Refer to ASC 280-10-50-34 through 36. This comment also applies to the notes to Ferrellgas, L.P. and Subsidiaries financial statements.

Form 8-K filed December 10, 2014

Exhibit 99.1

6. Reference is made to your disclosure of fiscal 2015 Adjusted EBITDA guidance in the range of $300 million to $320 million. Please tell us your consideration of providing disclosure pursuant to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

J. Ryan VanWinkle
Ferrellgas Partners, L.P.
Ferrellgas Partners Finance Corp.
Ferrellgas, L.P.
Ferrellgas Finance Corp.
February 25, 2015
Page 3

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Elizabeth Walsh, Staff Attorney, at (202) 551-3696 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief